EXHIBIT 4

PRIVATE & CONFIDENTIAL

June 24, 2016

Doug Collier

Chairman

Skullcandy, Inc.

1441 West Ute Blvd, Suite 250

Park City, UT 84098

Re: Proposal for Skullcandy, Inc.

Dear Doug:

Mill Road Capital Management LLC (“Mill Road”) is an investment firm focused on investing in small publicly-traded companies. Over the last few years, we have completed more going-private transactions with these companies than any other firm. Mill Road has followed Skullcandy, Inc. (“Skullcandy” or the “Company”) for several years. We are the second largest shareholder of the Company with 9.8% of the common stock and are strong believers in the long-term potential of the Company. Accordingly, we are pleased to present this written proposal (the “Proposal”) to acquire 100% of the Company’s outstanding shares. We are prepared to commence negotiation of definitive agreements and business, financial and legal due diligence immediately. We expect that with the cooperation of the Company, the period required to complete our due diligence will be brief.

The details of our Proposal are as follows:

1.	Purchase Price. Mill Road proposes to acquire 100% of the outstanding shares of the Company (the “Proposed Transaction”) for $6.05 per share (the “Purchase Price”). The Purchase Price would be payable in cash at the closing.

2.	Structure. The Proposed Transaction would be structured such that an acquisition vehicle of Mill Road Capital II, L.P. would acquire all of the outstanding shares of the Company through either a merger or a tender offer.

3.	Financing. Mill Road has available callable capital in excess of the value of the Proposed Transaction and our Proposal is not contingent on any outside financing. We plan to finance the Proposed Transaction with a combination of third party debt in addition to equity capital provided by Mill Road and its affiliates. We have longstanding relationships with several leading lenders and are highly confident in our ability to raise an appropriate amount of debt financing for the Proposed Transaction.

400 Oyster Point Blvd, Suite 534 ● South San Francisco, CA 94080 ● (650) 273-5775

4.	Participation in a Transaction. Mill Road is open to working with other parties in a transaction. We have successfully completed several take-private transactions that included one or more investors that co-invested or “rolled over” some or all of their public company equity position into the equity of the surviving private company.

5.	Timetable. Based on the work that we have performed to date, we are highly confident in our ability to complete confirmatory legal, accounting, and business due diligence and negotiate definitive documentation within sixty (60) days after the date the Company signs this letter (the “Signing Date”).

6.	Conditions. Our Proposal is subject to, among other things, the following key conditions:

a.	Satisfactory completion of confirmatory due diligence;

b.	Negotiation and execution of mutually satisfactory definitive documentation;

c.	All necessary board, shareholder, regulatory, and other approvals being obtained.

7.	Approval Process. Mill Road does not require any outside approvals to complete a transaction (other than such approvals and/or expirations of waiting periods as may be required under applicable antitrust or other laws).

8.	Exclusivity Period. In recognition of the time, expense and effort to be incurred by Mill Road in pursuing the Proposed Transaction, during the Transaction Period, neither the Company nor any of its officers, directors or other representatives will directly or indirectly engage in negotiations with, provide information to, or enter into a new confidentiality agreement or any other agreement or transaction with, any person other than Mill Road or initiate discussions with a new prospective purchaser relating to any possible transaction with the Company, including, without limitation, any joint venture with the Company, any acquisition of the Company, its capital stock or any significant assets of the Company or any investment in the Company. The Company will promptly provide Mill Road the identity and material terms of any acquisition proposals received by the Company during the Transaction Period. The term “Transaction Period” shall mean the period commencing on the Signing Date and terminating sixty (60) days thereafter.

9.	Binding and Non-Binding Obligations. This letter sets forth the present intention of the parties with respect to the Proposed Transaction described herein, but this letter does not create any legally binding obligation of either of the parties except for the provisions of Section 8 which is intended to be and shall be legally binding.

10.	Expiration of this Proposal. Unless it is accepted, signed and returned to us not later than 5:00 p.m. Pacific Time on June 28, 2016, the terms of this proposal shall be null and void.

If you have any questions, please feel free to contact me directly at (203) 987-3504. I look forward to discussing our proposal at your earliest convenience.

Sincerely,

Mill Road Capital Management LLC

By:	/s/ Scott Scharfman
Scott Scharfman
Management Committee Director

Acknowledged and accepted.

By:
Name:
Title:
Company:
Date:

About Mill Road Capital

Mill Road is an investment firm with approximately $670 million of committed equity capital. The firm invests primarily in small public companies in the U.S. and Canada. Mill Road has flexible capital with the ability to purchase shares in the open market, buy large block positions from existing shareholders, provide capital for growth or acquisition opportunities, or execute going-private transactions. Our limited partners include a prominent and highly respected group of corporate and public pension funds, foundations, endowments, and insurance companies.

Our team is comprised of a core group of former Blackstone professionals who have successfully completed several dozen control transactions with a cumulative transaction value of several billion dollars. Mill Road has significant experience executing going-private transactions for small public companies as is evidenced by our successfully completed take-privates of R.G. Barry Corporation (former ticker “DFZ”), Galaxy Nutritional Foods, Inc. (former ticker “GXYF”), Cossette, Inc. (former ticker “KOS”), Rubio’s Restaurants, Inc. (former ticker “RUBO”) and PRT Growing Services Ltd (former ticker “PRT”). Additionally, we have successfully structured direct investments in two public companies, Physicians Formula Holdings, Inc. (former ticker “FACE”) and National Technical Systems, Inc. (former ticker “NTSC”) resulting in Mill Road investment professionals having representation on the board. All of these transactions were completed on a friendly basis with Mill Road working in partnership with the companies’ management teams, boards and significant shareholders.

Mill Road has offices in Greenwich, CT and South San Francisco, CA.